UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number:  000-49650

TORM A/S

(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of Announcement No. 15 - 2009 issued by TORM A/S on November 18, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: November 18, 2009	By:	/s/ Mikael Skov Name: Mikael Skov Title: Chief Executive Officer

Exhibit 99.1

“Profit for third quarter 2009 is in line with expectations and better than the second quarter. Despite the continued low freight rates for product tankers we are satisfied with TORM's success in securing earnings above average market levels and at the same time deliver the planned cost reductions. We see, however, no signs of immediate market recovery, but our long-term strategic focus on the product tanker market remains,” states CEO Mikael Skov.

—	Profit before tax for the first nine months of 2009 was USD 11 million, in line with the latest full-year forecast for 2009.

—
Profit before tax for the third quarter was USD 4 million, including a positive impact of USD 21 million from the sale of two bulk carriers. As announced earlier, the vessels were sold during the second quarter, but the profit was recognised in the third quarter in which delivery took place.

—	The third quarter was negatively impacted by non-cash mark-to-market adjustments of USD 7 million, with USD 5 million on financial instruments and USD 2 million on FFA/bunker derivatives.

—
In the third quarter, product tanker rates remained at the low levels seen at the end of the second quarter. The market is still suffering from the negative impact of low global oil demand and the addition of new tonnage. However, on routes to and from Asia, rates picked up considerably towards the end of the quarter, benefiting TORM’s LR1 and LR2 vessels.

—
Third quarter spot earnings in TORM’s MR Pool were USD/day 12,580, which was higher than the average rate levels seen on the main routes in the MR market. In the negative market conditions, the pools focused on optimising the transport patterns of the global fleet and its access to cargo contracts. This resulted in more effective utilisation of the fleet and, consequently, higher earnings.

—
Bulk Panamax rates fell back in mid third quarter, but regained some ground toward the end of the quarter. Due to TORM’s high coverage of earning days, the developments in bulk rates had limited impact on TORM’s earnings.

—
TORM’s efficiency improvement programme – Greater Efficiency Power – had a favourable effect on performance in the third quarter as vessel operating costs per day dropped by an average of approximately 12% year-on-year across the fleet. Furthermore, the administration expenses have been reduced by 21% year-on-year. The efficiency improvement programme will, as planned, produce annual cost savings of USD 40-60 million from 2010.

—	On a quarterly basis, TORM calculates the long-term earnings potential of its fleet based on discounted future cash flows. The value of the fleet thus calculated supports the book values.

—	At 30 September 2009, equity amounted to USD 1,274 million, equivalent to USD 18.4 per share (DKK 93.4 per share), excluding treasury shares, giving TORM an equity ratio of 38%.

—
TORM’s unutilised loan facilities and cash totalled approximately USD 400 million at the end of the third quarter. Net interest-bearing debt totalled USD 1,682 million at 30 September 2009. Around 70% of the debt is due in 2013 or later.

—
At 30 September 2009, TORM had covered 49% of the remaining earning days for 2009 in the Tanker Division at USD/day 19,227 and 85% of the remaining earning days in the Bulk Division at USD/day 17,050. For 2010, coverage at 30 September 2009 was 24% at USD/day 20,033 in the Tanker Division and 46% at USD/day 16,650 in the Bulk Division.

—	TORM maintains its forecast of a profit before tax of around break-even for 2009.

Teleconference	A teleconference and webcast (www.torm.com) will take place today, at 15:00 Copenhagen time (CET), see details on page 9.
Contact	TORM A/S Tuborg Havnevej 18 DK-2900 Hellerup, Denmark	Telephone: +45 39 17 92 00 Mikael Skov, CEO Roland M. Andersen, CFO

ANNOUNCEMENT NO. 15 – 2009
18 NOVEMBER 2009	TORM – THIRD QUARTER REPORT 2009	1/18

Key figures

Million USD		Q3 2009	Q3 2008	Q1-Q3 2009	Q1-Q3 2008	2008
Income statement
Net revenue		208.8	336.6	661.2	878.2	1.183.6
Time charter equivalent earnings (TCE)		149.4	244.2	486.7	680.2	905.9
Gross profit		54.4	152.3	190.8	409.3	537.8
EBITDA		59.2	150.9	170.5	432.7	572.3
Operating profit		24.2	119.6	70.2	339.6	446.3
Profit before tax		4.4	91.3	11.1	289.8	360.1
Net profit		2.1	90.8	8.1	288.4	361.4
Balance sheet
Total assets		3,360.1	3,242.5	3,360.1	3,242.5	3,317.4
Equity		1,274.3	1,268.5	1,274.3	1,268.5	1,278.9
Total liabilities		2,085.8	1,974.0	2,085.8	1,974.0	2,038.5
Invested capital		2,947.6	2,833.3	2,947.6	2,833.3	2,822.4
Net interest bearing debt		1,681.9	1,574.7	1,681.9	1,574.7	1,549.9
Cash flow
From operating activities		22.2	111.2	95.2	264.1	384.7
From investing activities		-34.2	3.4	-178.5	-225.2	-262.4
Thereof investment in tangible fixed assets		-87.1	-112.6	-261.3	-293.7	-377.8
From financing activities		95.7	-59.5	111.3	-10.5	-59.0
Net cash flow		83.7	55.1	28.0	28.4	63.3
Key financial figures
Margins:
TCE		71.6%	72.5%	73.6%	77.5%	76.5%
Gross profit		26.1%	45.2%	28.9%	46.6%	45.4%
EBITDA		28.4%	44.8%	25.8%	49.3%	48.3%
Operating profit		11.6%	35.5%	10.6%	38.7%	37.7%
Return on Equity (RoE) (p.a.)*)		-3.5%	26.7%	0.0%	30.9%	30.6%
Return on Invested Capital (RoIC) (p.a.)**)		1.2%	15.6%	2.6%	15.8%	16.4%
Equity ratio		37.9%	39.1%	37.9%	39.1%	38.6%
Exchange rate USD/DKK, end of period		5.08	5.22	5.08	5.22	5.28
Exchange rate USD/DKK, average		5.21	4.97	5.47	4.91	5.09
Share related key figures
Earnings per share, EPS	USD	0.0	1.3	0.1	4.2	5.2
Diluted earnings per share, DEPS	USD	0.0	1.3	0.1	4.2	5.2
Cash flow per share, CFPS	USD	0.3	1.6	1.4	3.8	5.6
Share price, end of period (per share of DKK 5 each)	DKK	51.6	126.2	51.6	126.2	55.5
Number of shares, end of period	Mill.	72.8	72.8	72.8	72.8	72.8
Number of shares (excl. reasury shares), average	Mill.	69.2	69.2	69.2	69.2	69.2

*)
The gain from sale of vessels and the compensation for early returns of four Panamax bulk carriers and the mark-to-market adjustments of financial instruments is not annualized when calculating the Return on Equity.

**)	The gain from sale of vessels and the compensation for early returns of four Panamax bulk carriers is not annualized when calculating the Return on Invested Capital.

ANNOUNCEMENT NO. 15 – 2009
18 NOVEMBER 2009	TORM – THIRD QUARTER REPORT 2009	2/18

Profit by division

Mio. USD	Q3 2009				Q1-Q3 2009
	Tanker Division	Bulk Division	Not Allocated	Total	Tanker Division	Bulk Division	Not Allocated	Total
Revenue	185.3	23.5	0.0	208.8	568.3	92.9	0.0	661.2
Port expenses, bunkers and commissions	-55.1	-1.0	0.0	-56.1	-159.5	-3.5	0.0	-163.0
Freight and bunkers derivatives	-3.3	0.0	0.0	-3.3	-11.5	0.0	0.0	-11.5
Time charter equivalent earnings	126.9	22.5	0.0	149.4	397.3	89.4	0.0	486.7
Charter hire	-42.1	-14.2	0.0	-56.3	-121.6	-43.9	0.0	-165.5
Operating expenses	-36.8	-1.9	0.0	-38.7	-121.2	-9.2	0.0	-130.4
Gross Profit	48.0	6.4	0.0	54.4	154.5	36.3	0.0	190.8
Profit from sale of vessels	0.0	20.7	0.0	20.7	0.0	33.2	0.0	33.2
Administrative expenses	-16.6	-1.3	0.0	-17.9	-55.3	-5.2	0.0	-60.5
Other Operating income	1.5	0.0	0.0	1.5	6.3	0.0	0.0	6.3
Share of results of jointly controlled entities*	0.7	0.0	-0.2	0.5	2.4	0.0	-1.7	0.7
EBITDA	33.6	25.8	-0.2	59.2	107.9	64.3	-1.7	170.5
Depreciation and impairment losses	-33.7	-1.3	0.0	-35.0	-94.6	-5.7	0.0	-100.3
Operating profit	-0.1	24.5	-0.2	24.2	13.3	58.6	-1.7	70.2
Financial items, net	-	-	-19.8	-19.8	-	-	-59.1	-59.1
Profit/(Loss) before tax	-	-	-20.0	4.4	-	-	-60.8	11.1
Tax	-	-	-2.3	-2.3	-	-	-3.0	-3.0
Net profit	-	-	-22.3	2.1	-	-	-63.8	8.1
*) The activity that TORM owns in a 50/50 joint venture with Teekay and the 50% ownership of FR8 Holding Pte. Ltd. is included in "Not-allocated".

Tanker Division	The Tanker Division’s EBITDA for the third quarter of 2009 was USD 34 million.

In the third quarter, product tanker rates remained at the low level seen at the end of the second quarter, and the market is still suffering from the negative impacts of low global demand for oil and the addition of new tonnage. However, toward the end of the third quarter, rates rose significantly for the large vessels, LR1 and LR2, driven by a demand for naphtha in the Far East and increased exports from new refineries in the East. At the end of September, spot rates were well over USD/day 20,000 for both LR1 and LR2 vessels, relative to a level of just over USD/day 10,000 at the end of the second quarter.

ANNOUNCEMENT NO. 15 – 2009
18 NOVEMBER 2009	TORM – THIRD QUARTER REPORT 2009	3/18

MR rates were low throughout the quarter, primarily as a result of limited US demand for gasoline. Third quarter spot earnings in TORM’s MR Pool were USD/day 12,580, which was higher than the average rate levels seen on the main routes in the MR market. In the negative market conditions, the pools focused on optimising the transport patterns of the global fleet and its access to cargo contracts. This resulted in more effective utilisation of the fleet and, consequently, higher earnings.

The tanker market was affected by the following main factors in the third quarter:

Positive impact:
—	Use of LR1 and LR2 vessels as floating storage facilities and slow steaming reduced the supply of available tonnage. The vessels mainly stored gasoil off the coasts of the EU and West Africa
—	Increased exports from new refineries in the East
—	Higher demand for naphtha in the Far East

Negative impact:
—	Continued low demand for gasoline in the USA
—	Delivery of a large number of newbuildings
—	High fuel costs
—	Lower utilisation of refinery capacity squeezed the demand for crude oil transports and, consequently, the earnings of some of the LR2 vessels

In the third quarter of 2009, the Tanker Division achieved freight rates which, relative to the third quarter of 2008, were 64% lower for the LR2 segment, 30% lower for the LR1 segment, 42% lower for the MR segment and 8% lower for the SR segment.

The efficiency improvement programme, Greater Efficiency Power, produced an average cost reduction per ship day of 11% relative to the third quarter of 2008.

ANNOUNCEMENT NO. 15 – 2009
18 NOVEMBER 2009	TORM – THIRD QUARTER REPORT 2009	4/18

Tanker Division	Q3 08	Q4 08	Q1 09	Q2 09	Q3 09	Change Q3 08 - Q3 09	12 month avg.
LR2 (Aframax, 90-110,000 DWT)
Available earning days	970	1,104	1,167	1,179	1,190	23%
TCE per earning day from the LR2 Pool	45,267	37,009	24,192	17,145	18,401	-59%
TCE per earning day1)	48,421	31,862	21,977	15,785	17,406	-64%	21,583
Operating days	963	1,069	1,080	1,092	1,104	15%
Operating expenses per operating day2)	7,319	8,564	7,507	7,556	6,496	-11%	7,522
LR1 (Panamax 75-85,000 DWT)
Available earning days	1,804	2,009	1,864	1,756	1,835	2%
TCE per earning day from the LR1 Pool	34,700	35,140	22,503	15,577	15,036	-57%
TCE per earning day1)	23,648	23,217	21,755	18,491	16,514	-30%	23,301
Operating days	828	828	810	819	828	1%
Operating expenses per operating day2)	7,798	7,478	7,852	7,142	6,706	-14%	7,292
MR (45,000 DWT)
Available earning days	2,668	2,796	3,174	3,344	3,602	35%
TCE per earning day from the MR Pool	29,102	22,282	20,201	14,712	14,974	-49%
TCE per earning day1)	26,458	22,298	19,802	15,363	15,349	-42%	17,951
Operating days	2,484	2,400	2,497	2,548	2,707	11%
Operating expenses per operating day2)	7,609	7,653	8,227	7,458	6,621	-13%	7,464
SR (35,000 DWT)
Available earning days	1,100	1,102	1,145	1,135	1,160	5%
TCE per earning day1)	20,078	22,338	20,963	17,483	18,378	-8%	19,767
Operating days	920	920	969	1,001	1,012	10%
Operating expenses per operating day2)	6,193	6,633	7,662	6,600	6,105	-1%	6,743

1) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.
2) Operating expenses are related to owned vessels.

Bulk Division
EBITDA for the Bulk Division for the third quarter of 2009 was USD 26 million. USD 21 million of this was attributable to the sale of TORM Marta and TORM Tina. The vessels were sold during the second quarter, but the profit was recognised in the third quarter in which delivery took place.

Bulk Panamax rates fell back in mid third quarter, but regained some ground toward the end of the quarter, and their third-quarter performance was thus relatively better than that of the larger Capesize vessels. Chinese coal and iron ore imports remain the most significant driver of bulk rates.

Going into the quarter, TORM’s coverage of earning days was high, and therefore the spot rate developments had limited impact on Bulk Division earnings.

ANNOUNCEMENT NO. 15 – 2009
18 NOVEMBER 2009	TORM – THIRD QUARTER REPORT 2009	5/18

The bulk market was affected by the following main factors in the third quarter:

Positive impact:
—	Continued extensive Chinese coal and iron ore imports, which reached a new high during the third quarter
—	During the quarter, the number of waiting days rose to its highest level in 2009, but subsequently fell at the end of the quarter
—	Higher steel production, principally in China, but also to some extent in Europe and Japan

Negative impact:
—	Delivery of a large number of newbuildings
—	Slowdown in the phasing out of old vessels due to the higher freight rates

The Bulk Division’s earnings per day were 64% lower in the third quarter of 2009 than in the same quarter of 2008.

The efficiency improvement programme, Greater Efficiency Power, produced an average cost reduction per ship day of 28% relative to the third quarter of 2008.

Bulk Division	Q3 08	Q4 08	Q1 09	Q2 09	Q3 09	Change Q3 08 - Q3 09	12 month avg.
Panamax (60-80,000 DWT)
Available earning days	1,421	1,466	1,458	1,496	1,255	-12%
TCE per earning day1)	49,888	38,958	13,929	13,756	17,968	-64%	21,242
Operating days	552	600	622	636	392	-29%
Operating expenses per operating day2)	6,261	5,352	6,798	5,106	4,477	-28%	5,530
1) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.
2) Operating expenses are related to owned vessels.

Other activities	Other (non-allocated) activities are profits on investments in joint ventures of USD 0 million, financial expenses of USD 20 million and tax of USD 2 million.

Fleet development
In the third quarter, TORM took delivery of two MR newbuildings and delivered the two sold Panamax bulk carriers TORM Marta and TORM Tina to their new owners. At the end of the quarter, TORM’s fleet of owned vessels comprised 63 tankers and four bulk carriers. In addition to these, TORM had 25 tankers and ten bulk carriers on time charter. Additional 37 tankers were either in pools or under commercial management.

	Owned vessels
	30-Jun-09	Addition	Disposal	30-Sep-09
LR2 / Aframax	12.5	-	-	12.5
LR1 / Panamax	7.5	-	-	7.5
MR	30.0	2.0	-	32.0
SR	11.0	-	-	11.0
Tankers	61.0	2.0	-	63.0
Panamax dry bulk	6.0	-	2.0	4.0
Total	67.0	2.0	2.0	67.0

Planned fleet changes
No vessels were contracted in the third quarter of 2009, and at the end of the quarter the order book thus comprised 12 MR vessels and four Kamsarmax vessels. The remaining Capex relating to the order book amounted to USD 483 million.

ANNOUNCEMENT NO. 15 – 2009
18 NOVEMBER 2009	TORM – THIRD QUARTER REPORT 2009	6/18

	30 September 2009	2009	2010				2011				2012				Total Order book
		Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Product tankers
LR2	12.5	-	-	-	-	-	-	-	-	-	-	-	-	-	0
LR1	7.5	-	-	-	-	-	-	-	-	-	-	-	-	-	0
MR	32	1	3	2	1	1	-	-	-	1	-	1	1	1	12
SR	11	-	-	-	-	-	-	-	-	-	-	-	-	-	0
Bulkers
Kamsarmax	0	-	-	-	-	1	1	2	-	-	-	-	-	-	4
Panamax	4	-	-	-	-	-	-	-	-	-	-	-	-	-	0
Total	67	1	3	2	1	2	1	2	0	1	0	1	1	1	16

Results

Third quarter 2009
The gross profit for the third quarter of 2009 was USD 54 million, against USD 152 million for the corresponding quarter of 2008. The administration expenses were USD 17.9 million, against USD 22.6 million for the third quarter of 2008, corresponding to a reduction of 21%. Profit before depreciation (EBITDA) for the period was USD 59 million, against USD 151 million for the third quarter of 2008. The decline in gross profit and EBITDA was due to significantly lower freight rates for both tankers and bulk carriers.

Depreciation was USD 35 million during the third quarter of 2009.

An operating profit of USD 24 million was posted for the third quarter of 2009, against USD 120 million for the same quarter of 2008. The Tanker and Bulk Divisions contributed profits of USD 0 million and USD 25 million, respectively.

In the third quarter, there was a negative effect from non-cash mark-to-market adjustments of USD 7 million, with USD 5 million on financial instruments and USD 2 million on FFA/bunker derivatives.

In the third quarter of 2009, financials amounted to an expense of USD 20 million, against an expense of USD 28 million in the same quarter of 2008.

A profit after tax of USD 2 million was posted in the third quarter of 2009, against USD 91 million in the third quarter of 2008.

Assets	Total assets rose from USD 3,256 million to USD 3,360 million in the third quarter of 2009.

On a quarterly basis, TORM calculates the long-term earnings potential of its fleet based on discounted future cash flows. The value of the fleet thus calculated supports the book values. In addition, TORM receives quarterly valuations of its fleet’s market value from three internationally acknowledged shipbrokers. Based on the broker valuations, the market value of TORM’s fleet was below book value at 30 September 2009. However, as the market for product tankers is currently illiquid, the broker valuations are subject to significant uncertainty.

Liabilities
During the third quarter of 2009, the net interest-bearing debt rose from USD 1,670 million to USD 1,682 million. The item mainly comprised net borrowing in connection with the delivery of vessels and positive cash earnings of the period. Around 70% of the debt is due in 2013 or later.

Total equity
In the third quarter of 2009, equity rose from USD 1,270 million to USD 1,274 million, which is principally the result of earnings during the period. Equity as a percentage of total assets dropped from 39% at 30 June 2009 to 38% at 30 September 2009.

At 30 June 2009, TORM held 3,556,364 treasury shares, corresponding to 4.9% of the Company’s share capital, which was unchanged from 30 June 2009.

Liquidity	TORM’s unutilised loan facilities and cash totalled approximately USD 400 million at the end of the third quarter.

Outlook	TORM’s forecast for 2009 of a profit before tax of around break-even, as stated in announcement no. 11 dated 12 August 2009, is unchanged.

ANNOUNCEMENT NO. 15 – 2009
18 NOVEMBER 2009	TORM – THIRD QUARTER REPORT 2009	7/18

Sensitivity
At 30 September 2009, TORM had covered 49% of the remaining earning days for 2009 in the Tanker Division at USD/day 19,227 and 85% of the remaining earning days in the Bulk Division at USD/day 17,050. For 2010, coverage was 24% at USD/day 20,033 in the Tanker Division and 46% at USD/day16,650 in the Bulk Division.

	2009			2010			2011
	Total Days	Covered in %	USD/day	Total Days	Covered in %	USD/day	Total days	Covered in %	USD/day
Product tank
LR2	1,183	34%	24,745	5,488	16%	27,478	4,563	9%	29,812
LR1	1,922	46%	17,846	7,749	18%	19,922	6,768	11%	18,590
MR	3,808	48%	19,316	17,511	23%	20,379	18,256	7%	18,541
SR	1,123	77%	17,218	3,682	52%	16,242	3,650	20%	15,132
Total Product tank	8,036	49%	19,227	34,430	24%	20,033	33,237	10%	19,273
Dry bulk
Panamax	1,189	85%	17,050	5,102	46%	16,650	6,143	7%	14,150
Total	9,225	53%	18,779	39,532	26%	19,274	39,380	9%	18,665

Safe Harbor Forward-looking Statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward looking statements are based on management’s current evaluation, and TORM is only under obligation to update and change the listed expectations to the extent required by law.

The TORM share

The price of a TORM share was DKK 51.5 at 30 September 2009, against DKK 54 at the beginning of the third quarter, equivalent to a decrease of DKK 3.5 (6%).

Accounting policies

This interim report for the third quarter of 2009 has been prepared in accordance with IAS 34 “Interim financial reporting” as adopted by the EU and additional Danish regulations governing the presentation of interim reports by listed companies.

Except for the instances mentioned below, the interim report has been prepared using the same accounting policies as for the Annual Report for 2008. The accounting policies are described in more detail in the Annual Report 2008.

As from 1 January 2009, TORM has implemented the following new or amended standards and interpretations: Amendment to IAS 1 “Presentation of Financial Statements”, amendment to IAS 23 “Borrowing Costs”, minor changes from Improvements to IFRSs, IFRIC 12 “Service Concession Agreements” and IFRIC 13 “Customer Loyalty Programmes”. The new standards and interpretations have not affected recognition and measurement in TORM’s interim report for the third quarter of 2009. The presentation of the amendments to IAS 1 has changed the presentation in the interim report as Comprehensive income is presented in a separate statement. Comprehensive income was previously included in the statement of changes in equity.

ANNOUNCEMENT NO. 15 – 2009
18 NOVEMBER 2009	TORM – THIRD QUARTER REPORT 2009	8/18

The interim report for the third quarter of 2009 is unaudited, in line with the normal practice.

Information

Teleconference

TORM will host a telephone conference for financial analysts and investors on 18 November 2009 at 15:00 Copenhagen time (CET), reviewing the interim report for the third quarter of 2009. The conference call will be hosted by Mikael Skov, CEO, and Roland M. Andersen, CFO, and will be conducted in English.

To participate, please call 10 minutes before the conference on tel.: +45 3271 4607 (from Europe) or +1 887 491 0064 (from the USA). The teleconference will also be webcast via TORM’s website www.torm.com. The presentation material can be downloaded from the website.

Next reporting

TORM’s Annual Report 2009 will be released on 11 March 2010.

Statement by the Board of Directors and Management on the Interim Report

The Board of Directors and Management have considered and approved the interim report for the period 1 January – 30 September 2009.

The interim report, which is unaudited, has been prepared in accordance with the general Danish financial reporting requirements governing listed companies, including the measurement and recognition provisions in IFRS which are expected to be applicable for the Annual Report 2009.

We consider the accounting policies applied to be appropriate, and in our opinion the interim report gives a true and fair view of the Group's assets, liabilities, financial position and of the results of operations and consolidated cash flows.

Copenhagen, 18 November 2009

Management

	Mikael Skov, CEO	Niels Erik Nielsen, Chairman
	Roland M. Andersen, CFO	Christian Frigast, Deputy Chairman
Peter Abildgaard Lennart Arrias Margrethe Bligaard Bo Jagd Jesper Jarlbæk Gabriel Panayotides Angelos Papoulias Nicos Zouvelos

About TORM
TORM is one of the world’s leading carriers of refined oil products as well as a significant participant in the dry bulk market. The Company runs a fleet of approximately 140 modern vessels, principally through a pooling cooperation with other respected shipping companies who share TORM’s commitment to safety, environmental responsibility and customer service

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM’s shares are listed on the NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

ANNOUNCEMENT NO. 15 – 2009
18 NOVEMBER 2009	TORM – THIRD QUARTER REPORT 2009	9/18

Income statement
Million USD	Q3 2009	Q3 2008	Q1-Q3 2009	Q1-Q3 2008	2008
Revenue	208.8	336.6	661.2	878.2	1,183.6
Port expenses, bunkers and commissions	-56.1	-76.5	-163.0	-190.4	-264.1
Freight and bunkers derivatives	-3.3	-15.9	-11.5	-7.6	-13.6
Time charter equivalent earnings	149.4	244.2	486.7	680.2	905.9
Charter hire	-56.3	-50.4	-165.5	-140.7	-193.8
Operating expenses	-38.7	-41.5	-130.4	-130.2	-174.3
Gross profit (Net earnings from shipping activities)	54.4	152.3	190.8	409.3	537.8
Profit from sale of vessels	20.7	10.8	33.2	62.8	82.8
Administrative expenses	-17.9	-22.6	-60.5	-62.1	-89.9
Other operating income	1.5	4.3	6.3	11.0	14.5
Share of results of jointly controlled entities	0.5	6.1	0.7	11.7	27.1
EBITDA	59.2	150.9	170.5	432.7	572.3
Depreciation and impairment losses	-35.0	-31.3	-100.3	-93.1	-126.0
Operating profit	24.2	119.6	70.2	339.6	446.3
Financial items	-19.8	-28.3	-59.1	-49.8	-86.2
Profit before tax	4.4	91.3	11.1	289.8	360.1
Tax	-2.3	-0.5	-3.0	-1.4	1.3
Net profit	2.1	90.8	8.1	288.4	361.4
Earnings per share, EPS
Earnings per share, EPS (USD)	0.0	1.3	0.1	4.2	5.2
Earnings per share, EPS (DKK)*)	0.2	6.5	0.6	20.4	26.6

*) The key figures have been translated from USD to DKK using the average USD/DKK exchange change rate for the period in question.

ANNOUNCEMENT NO. 15 – 2009
18 NOVEMBER 2009	TORM – THIRD QUARTER REPORT 2009	10/18

Statement of comprehensive income

Million USD	Q3 2009	Q3 2008	Q1-Q3 2009	Q1-Q32008	2008

Net profit for the period	2.1	90.8	8.1	288.4	361.4

Other comprehensive income:

Exchange rate adjustment arising on translation
of entities using a measurement currency different
from USD	0.0	-0.1	0.0	0.0	0.0

Fair value adjustment on hedge instruments	0.5	-40.0	25.0	-42.6	-56.5

Value adjustment on hedge instruments transferred	0.1	6.9	3.9	4.9	15.1
to income statement

Value adjustment on hedge instruments transferred	0.0	0.0	-1.2	0.0	-
to assets

Fair value adjustment on available for sale investments	1.5	-1.8	2.2	-3.9	-4.8

Transfer to income statement on sale of available for sale investments
	0.0	0.0	0	0.0	-2.6
Other comprehensive income after tax
	2.1	-35.0	29.9	-41.6	-48.8

Total comprehensive income	4.2	55.8	38.0	246.8	312.6

ANNOUNCEMENT NO. 15 – 2009
18 NOVEMBER 2009	TORM – THIRD QUARTER REPORT 2009	11/18

Income statement by quarter

Million USD	Q3 08	Q4 08	Q1 09	Q2 09	Q3 09
Revenue	336.6	305.4	258.8	193.6	208.8
Port expenses, bunkers and commissions	-76.5	-73.7	-58.8	-48.1	-56.1
Freight and bunkers derivatives	-15.9	-6.0	-0.9	-7.3	-3.3
Time charter equivalent earnings	244.2	225.7	199.1	138.2	149.4
Charter hire	-50.4	-53.1	-54.1	-55.1	-56.3
Operating expenses	-41.5	-44.1	-47.5	-44.2	-38.7
Gross profit (Net earnings from shipping activities)	152.3	128.5	97.5	38.9	54.4
Profit from sale of vessels	10.8	20.0	0.0	12.5	20.7
Administrative expenses	-22.6	-27.8	-20.1	-22.5	-17.9
Other operating income	4.3	3.5	2.4	2.4	1.5
Share of results of jointly controlled entities	6.1	15.4	0.9	-0.7	0.5
EBITDA	150.9	139.6	80.7	30.6	59.2
Depreciation and impairment losses	-31.3	-32.9	-31.8	-33.5	-35.0
Operating profit	119.6	106.7	48.9	-2.9	24.2
Financial items	-28.3	-36.4	-9.7	-29.6	-19.8
Profit before tax	91.3	70.3	39.2	-32.5	4.4
Tax	-0.5	2.7	0.4	-1.1	-2.3
Net profit	90.8	73.0	39.6	-33.6	2.1
Earnings per share, EPS* Earnings per share, EPS (USD)	1.3	1.1	0.6	-0.5	0.0

*) The key figures have been translated from USD to DKK using the average USD/DKK exchange change rate for the period in question.

ANNOUNCEMENT NO. 15 – 2009
18 NOVEMBER 2009	TORM – THIRD QUARTER REPORT 2009	12/18

Assets

Million USD	30 Sep. 2009	30 Sep. 2008	31 Dec. 2008
NON-CURRENT ASSETS
Intangible assets
Goodwill	89.2	89.2	89.2
Other intangible assets	2.3	3.1	2.4
Total intangible assets	91.5	92.3	91.6
Tangible fixed assets
Land and buildings	3.7	3.8	3.7
Vessels and capitalized dry-docking	2,421.4	2,240.6	2,325.9
Prepayments on vessels	293.0	308.1	272.7
Other plant and operating equipment	9.9	7.6	9.2
Total tangible fixed assets	2,728.0	2,560.1	2,611.5
Financial assets
Investment in jointly controlled entities	132.3	113.8	130.5
Loans to jointly controlled entities	39.2	49.4	42.2
Other investments	8.6	9.9	6.4
Other financial assets	8.5	46.0	31.0
Total financial assets	188.6	219.1	210.1
TOTAL NON-CURRENT ASSETS	3,008.1	2,871.5	2,913.2

CURRENT ASSETS
Bunkers	21.0	29.0	18.3
Freight receivables, etc.	62.8	127.6	120.2
Other receivables	52.3	56.7	72.0
Other financial assets	4.3	0.0	10.7
Prepayments	15.3	9.2	14.7
Cash and cash equivalents	196.3	133.4	168.3
	352.0	355.9	404.2
Assets held for sale	0.0	15.1	0.0
TOTAL CURRENT ASSETS	352.0	371.0	404.2
TOTAL ASSETS	3,360.1	3,242.5	3,317.4

ANNOUNCEMENT NO. 15 – 2009
18 NOVEMBER 2009	TORM – THIRD QUARTER REPORT 2009	13/18

Equity and liabilities

Million USD	30 Sep. 2009	30 Sep. 2008	31 Dec. 2008
EQUITY
Common shares	61.1	61.1	61.1
Treasury shares	-18.1	-18.1	-18.1
Revaluation reserves	2.1	3.4	-0.1
Retained profit	1,230.1	1,247.0	1,209.5
Proposed dividends	0.0	0.0	55.1
Hedging reserves	-5.0	-29.0	-32.7
Translation reserves	4.1	4.1	4.1
TOTAL EQUITY	1,274.3	1,268.5	1,278.9

LIABILITIES
Non-current liabilities
Deferred tax liability	55.1	55.3	55.1
Mortgage debt and bank loans	1,702.2	1,514.6	1,505.8
Finance lease liabilities	32.1	0.0	0.0
Acquired liabilities related to options on vessels	2.3	20.9	10.7
Acquired time charter contracts	0.1	6.5	3.9
TOTAL NON-CURRENT LIABILITIES	1,791.8	1,597.3	1,575.5

Current liabilities
Mortgage debt and bank loans	142.0	193.5	212.4
Finance lease liabilities	1.9	0.0	0.0
Trade payables	32.6	61.6	49.0
Current tax liabilities	11.2	15.2	9.7
Other liabilities	97.5	93.1	179.8
Acquired liabilities related to options on vessels	1.8	0.0	0.0
Acquired time charter contracts	6.3	11.5	11.2
Deferred income	0.7	1.8	0.9
TOTAL CURRENT LIABILITIES	294.0	376.7	463.0
TOTAL LIABILITIES	2,085.8	1,974.0	2,038.5
TOTAL EQUITY AND LIABILITIES	3,360.1	3,242.5	3,317.4

ANNOUNCEMENT NO. 15 – 2009
18 NOVEMBER 2009	TORM – THIRD QUARTER REPORT 2009	14/18

Equity 1 January – 30 September 2009

Million USD	Common	Treasury	Retained	Proposed	Revaluation	Hedging	Translation	Total
	shares	shares	profit	dividends	reserves	reserves	reserves

Equity at 1 January 2009	61.1	-18.1	1,209.5	55.1	-0.1	-32.7	4.1	1,278.9
Changes in equity Q1-Q3 2009:
Purchase treasury shares, cost	-	-	-	-	-	-	-	0.0
Disposal treasury shares, cost	-	-	-	-	-	-	-	0.0
Dividends paid	-	-	-	-51.2	-	-	-	-51.2
Dividends paid on treasury shares	-	-	2.5	-	-	-	-	2.5
Exchange rate adjustment on dividends paid	-	-	3.9	-3.9	-	-	-	0.0
Share-based compensation	-	-	6.1	-	-	-	-	6.1
Comprehensive income for the period	-	-	8.1	-	2.2	27.7	0.0	38.0
Total changes in equity Q1-Q3 2009	0.0	0.0	20.6	-55.1	2.2	27.7	0.0	-4.6
Equity at 30 September 2009	61.1	-18.1	1,230.1	0.0	2.1	-5.0	4.1	1,274.3

ANNOUNCEMENT NO. 15 – 2009
18 NOVEMBER 2009	TORM – THIRD QUARTER REPORT 2009	15/18

Equity 1 January – 30 September 2008

Million USD	Common	Treasury	Retained	Proposed	Revaluation	Hedging	Translation	Total
	shares	shares	profit	dividends	reserves	reserves	reserves

Equity at 1 January 2008	61.1	-18.1	953.6	64.5	7.3	8.7	4.1	1,081.2
Changes in equity Q1-Q3 2008:
Purchase treasury shares, cost	-	-	-	-	-	-	-	0.0
Disposal treasury shares, cost	-	-	-	-	-	-	-	0.0
Dividends paid	-	-	-	-68.6	-	-	-	-68.6
Dividends paid on treasury shares	-	-	3.3	-	-	-	-	3.3
Exchange rate adjustment on dividends paid	-	-	-4.1	4.1	-	-	-	0.0
Share-based compensation	-	-	5.8	-	-	-	-	5.8
Comprehensive income for the period	-	-	288.4	-	-3.9	-37.7	0.0	246.8
Total changes in equity Q1-Q3 2008	0.0	0.0	293.4	-64.5	-3.9	-37.7	0.0	187.3
Equity at 30 September 2008	61.1	-18.1	1,247.0	0.0	3.4	-29.0	4.1	1,268.5

ANNOUNCEMENT NO. 15 – 2009
18 NOVEMBER 2009	TORM – THIRD QUARTER REPORT 2009	16/18

Statement of cash flows

Million USD	Q3 2009	Q3 2008	Q1-Q3 2009	Q1-Q3 2008	2008
Cash flow from operating activities
Operating profit	24,2	119,7	70,2	339,7	446,3
Adjustments:
Reversal of profit from sale of vessels	-20,7	-10,8	-33,2	-62,8	-82,8
Reversal of depreciation and impairment losses	35,0	31,3	100,3	93,1	126,1
Reversal of share of results of jointly controlled entities	-0,5	-6,1	-0,7	-11,7	-27,1
Reversal of other non-cash movements	-0,6	-0,8	4,7	-7,8	-7,8
Dividends received	0,0	0,0	0,0	1,4	1,3
Dividends received from joint controlled entities	0,0	1,5	2,8	3,0	3,9
Interest received and exchange rate gains	0,1	3,7	4,3	16,2	13,4
Interest paid	-14,4	-20,2	-44,1	-62,5	-84,3
Income taxes paid	-0,1	0,4	-1,9	-1,2	-4,2
Change in inventories, accounts receivables and payables	-0,8	-7,5	-7,2	-43,3	-0,1
Net cash inflow/(outflow) from operating activities	22,2	111,2	95,2	264,1	384,7
Cash flow from investing activities
Investment in tangible fixed assets	-87,1	-112,6	-261,3	-293,7	-377,8
Investment in equity interests and securities	0,0	0,0	0,0	-133,5	-133,9
Loans to jointly controlled entities	0,5	64,0	2,9	64,0	69,6
Payment of liability related to options on vessels	0,0	-11,0	1,5	-11,0	-6,7
Acquisition of enterprises and activities	0,0	0,0	0,0	0,0	0,0
Sale of equity interests and securities	0,0	0,0	0,0	17,4	17,4
Sale of non-current assets	52,4	63,0	78,4	131,6	169,0
Net cash inflow/(outflow) from investing activities	-34,2	3,4	-178,5	-225,2	-262,4
Cash flow from financing activities
Borrowing, mortgage debt and other financial liabilities	110,5	0,0	373,9	1.007,4	1.020,7
Repayment/redemption, mortgage debt	-14,8	-59,5	-213,9	-952,6	-955,9
Dividends paid	0,0	0,0	-48,7	-65,3	-123,8
Purchase/disposals of treasury shares	0,0	0,0	0,0	0,0	0,0
Cash inflow/(outflow) from financing activities	95,7	-59,5	111,3	-10,5	-59,0
Increase/(decrease) in cash and cash equivalents	83,7	55,1	28,0	28,4	63,3
Cash and cash equivalents, beginning balance	112,6	78,3	168,3	105,0	105,0
Cash and cash equivalents, ending balance	196,3	133,4	196,3	133,4	168,3

ANNOUNCEMENT NO. 15 – 2009
18 NOVEMBER 2009	TORM – THIRD QUARTER REPORT 2009	17/18

Statement of cash flows by quarter

Million USD	Q3 08	Q4 08	Q1 09	Q2 09	Q3 09
Cash flow from operating activities
Operating profit	119,7	106,6	48,9	-2,9	24,2
Adjustments:
Reversal of profit from sale of vessels	-10,8	-20,0	0,0	-12,5	-20,7
Reversal of depreciation and impairment losses	31,3	33,0	31,8	33,5	35,0
Reversal of share of results of jointly controlled entities	-6,1	-15,4	-0,9	0,7	-0,5
Reversal of other non-cash movements	-0,8	0,0	-0,3	5,6	-0,6
Dividends received	0,0	-0,1	0,0	0,0	0,0
Dividends received from joint controlled entities	1,5	0,9	0,7	2,1	0,0
Interest received and exchange rate gains	3,7	-2,8	1,8	2,4	0,1
Interest paid	-20,2	-21,8	-17,6	-12,1	-14,4
Income taxes paid	0,4	-3,0	-1,7	-0,1	-0,1
Change in inventories, accounts receivables and payables	-7,5	43,2	-1,5	-4,9	-0,8
Net cash inflow/(outflow) from operating activities	111,2	120,6	61,2	11,8	22,2
Cash flow from investing activities
Investment in tangible fixed assets	-112,6	-84,1	-129,5	-44,7	-87,1
Investment in equity interests and securities	0,0	-0,4	0,0	0,0	0,0
Loans to jointly controlled entities	64,0	5,6	1,3	1,1	0,5
Payment of liability related to options on vessels	-11,0	4,3	1,5	0,0	0,0
Acquisition of enterprises and activities	0,0	0,0	0,0	0,0	0,0
Sale of equity interests and securities	0,0	0,0	0,0	0,0	0,0
Sale of non-current assets	63,0	37,4	0,0	26,0	52,4
Net cash inflow/(outflow) from investing activities	3,4	-37,2	-126,7	-17,6	-34,2
Cash flow from financing activities
Borrowing, mortgage debt and other financial liabilities	0,0	13,3	18,0	245,4	110,5
Repayment/redemption, mortgage debt	-59,5	-3,3	-22,1	-177,0	-14,8
Dividends paid	0,0	-58,5	0,0	-48,7	0,0
Purchase/disposals of treasury shares	0,0	0,0	0,0	0,0	0,0
Cash inflow/(outflow) from financing activities	-59,5	-48,5	-4,1	19,7	95,7
Increase/(decrease) in cash and cash equivalents	55,1	34,9	-69,6	13,9	83,7
Cash and cash equivalents, beginning balance	78,3	133,4	168,3	98,7	112,6
Cash and cash equivalents, ending balance	133,4	168,3	98,7	112,6	196,3

ANNOUNCEMENT NO. 15 – 2009
18 NOVEMBER 2009	TORM – THIRD QUARTER REPORT 2009	18/18